

May 14, 2014

Via E-Mail
Mr. William E. Sluss
Principal Financial and Accounting Officer
EFT Holdings, Inc.
17800 Castleton Street, Suite 300
City of Industry, California 91748

> **Re:** **EFT Holdings, Inc.**
> **Item 4.01 Form 8-K**
> **Filed May 13, 2014**
> **File No. 000-53730**

Dear Mr. Sluss:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Item 4.01 Form 8-K Filed May 13, 2014

1. Please amend your Form 8-K to disclose whether during the years ended March 31, 2014 and 2013 and any subsequent interim period through the date of engagement you consulted with Paritz & Company, P.A. (Paritz) regarding (i) the application of accounting principles to a specified transaction, (ii) the type of audit opinion that might be rendered on your financial statements by Paritz, in either case where written or oral advice provided by Paritz would be an important factor considered in reaching a decision as to any accounting, auditing or financial reporting issues or (iii) any other matter that was the subject of a disagreement between you and your former auditor, or was a reportable event (as described in Items 304(a)(1)(iv) or Item 304(a)(1)(v) of Regulation S-K, respectively). Refer to Item 304(a)(2) of Regulation S-K.

2. Unless your amended Form 8-K includes solely the disclosures related to your engagement of Paritz please file an updated Exhibit 16 letter from Anderson Bradshaw with your amended Form 8-K. Additionally, if you meet the criteria in Item 304(a)(2)(ii)(D), please file an Exhibit 16 letter from Paritz.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sondra Snyder at (202) 551-3332 if you have questions. In her absence you may contact me at (202) 551-3737.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief